Schedule 13D	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PREMIUM STANDARD FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74060C105

(CUSIP Number)

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

Attention: Chief Legal Officer

(757) 365-3000

Copy to:

Robert Spatt

Maripat Alpuche

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Schedule 13D	Page 2 of 10

CUSIP No. 74060C105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.

Smithfield Foods, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

12,428,592*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,428,592*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.9%
14.	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership of 12,428,592 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Schedule 13D	Page 3 of 10

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Premium Standard Farms, Inc., a Delaware corporation (“PSF” or the “Issuer”). The address of the principal executive office of the Issuer is 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105.

Item 2. Identity and Background

This statement is being filed by Smithfield Foods, Inc., a Virginia corporation, (the “Reporting Person”). The address of the principal office of the Reporting Person is 200 Commerce Street, Smithfield, Virginia 23430. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.

The Reporting Person is the leading processor and marketer of fresh pork and processed meats in the United States, as well as the largest producer of hogs.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, ContiGroup Companies, Inc. (the “Stockholder”), who is the record and/or beneficial owners of 12,428,592 shares of the Common Stock (the “Subject Shares”), has entered into the Voting Agreement (as defined in Item 4) with the Reporting Person and the Issuer. Any beneficial ownership of the Reporting Person in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds.

The Stockholder entered into the Voting Agreement to induce the Reporting Person to enter into the Merger Agreement described in Item 4.

Item 4. Purpose of Transaction

Merger Agreement

On September 17, 2006, (i) the Issuer, the Reporting Person and KC2 Merger Sub, Inc., a wholly owned subsidiary of the Reporting Person (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties, Merger Sub will be merged with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding share of Common Stock, other

Schedule 13D	Page 4 of 10

than shares owned by the Reporting Person or the Issuer and any dissenting shares, will be converted into the right to receive a combination of (i) 0.6780 of a share of the Reporting Person’s common stock and (ii) $1.25 in cash without interest. Under limited circumstances, the Reporting Person may increase by up to $1.00 in cash the ratio of cash to common stock in the merger consideration.

Consummation of the Merger is subject to various customary conditions, including adoption of the Merger Agreement by the Issuer’s stockholders and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Voting Agreement

As a condition and inducement to enter into the Merger Agreement, the Stockholder entered into a Voting Agreement, dated as of September 17, 2006, with the Reporting Person and the Issuer (the “Voting Agreement”) with respect to (i) 12,428,592 shares of Common Stock beneficially owned by the Stockholder as of the date of the Voting Agreement and (ii) any Common Stock or other voting capital stock of the Issuer and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Issuer, in each case that the Stockholder acquires beneficial ownership of after the date of the Voting Agreement (collectively, the “Covered Shares”). Subject to the terms and conditions of the Voting Agreement, the Stockholder has agreed that, prior to the termination of the Voting Agreement, it shall at any meeting of the stockholders of the Issuer, however called, (a) appear at such meeting or otherwise cause the Covered Shares as to which the Stockholder controls the right to vote to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted at such meeting, all Covered Shares as to which the Stockholder controls the right to vote (I) in favor of the adoption of the Merger Agreement and any related proposal in furtherance thereof, as reasonably requested by the Reporting Person; (II) against any action or agreement that is in opposition to, or competitive or inconsistent with the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Stockholder contained in the Voting Agreement; and (III) against any Takeover Proposal (as defined below) and against any other action, agreement or transaction that would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Issuer of its obligations under the Merger Agreement or by the Stockholder of its obligations under the Voting Agreement. The obligations of the Stockholder specified in the sentence above apply whether or not the Merger or any action described above is recommended by the board of directors of the Issuer. Notwithstanding the foregoing, if the board of directors of the Issuer (x) withdraws, modifies or qualifies in any manner adverse to the Reporting Person its recommendation to the stockholders of the Issuer to vote in favor of the adoption of the Merger Agreement (the “Company Recommendation”) or (y) makes any public statement in connection with the Company Recommendation or the meeting of the Issuer’s stockholders to vote on the adoption of the Merger Agreement, or in reference to a Takeover Proposal (as defined below), that is inconsistent with the Company Recommendation, in each case in connection with a Takeover Proposal, the obligation of the Stockholder to vote in a manner set forth in clauses (a) and (b) above shall only apply to an aggregate number of

Schedule 13D	Page 5 of 10

Covered Shares that is equal to 32% of the total number of shares of Common Stock entitled to vote in respect of such matter and the Stockholder shall cause all of their remaining Covered Shares to be voted proportionate to the manner in which all other shares of Common Stock not beneficially owned by the Stockholder are voted at the special meeting to approve the Merger Agreement.

In addition, the Stockholder irrevocably granted designated officers of the Reporting Person its irrevocable proxy to vote the Covered Shares as indicated above.

The Stockholder also agreed during the term of the Voting Agreement not to: (i) enter into any voting agreement or voting trust with respect to the Covered Shares; (ii) grant a proxy, consent or power of attorney with respect to the Covered Shares; (iii) knowingly take any action that would make any representation or warranty of the Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under the Voting Agreement; (iv) sell, transfer, assign, pledge or similarly dispose of any of the Covered Shares, beneficial ownership thereof or any other interest specifically therein (except for transfers to a wholly owned subsidiary of the Stockholder that agrees to be bound by the Voting Agreement); (v) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under the Voting Agreement; or (vi) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

The Stockholder also agreed not to, and not to permit any of its subsidiaries, affiliates or representatives to, (i) solicit, initiate or knowingly encourage or knowingly facilitate any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way with any Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person other than the Reporting Person, (iv) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Issuer vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in the Voting Agreement, (v) vote, approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal, or (vi) agree or publicly propose to do any of the foregoing.

“Takeover Proposal” means any inquiry, proposal or offer (or any communication or affirmation in support of any previously made inquiry, proposal or offer) from any person

Schedule 13D	Page 6 of 10

relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the Issuer) or businesses that constitute 15% or more of the revenues, net income or assets of the Issuer and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Issuer, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Issuer, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Issuer or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Issuer or of any resulting parent company of the Issuer, in each case other than the transactions contemplated by the Merger Agreement.

In the event that the Merger Agreement is terminated under circumstances in which a termination fee is payable or may be payable by the Issuer to the Reporting Person with respect to such termination upon the occurrence of certain events specified in the Merger Agreement, in each case subject to such fee actually becoming payable, the Stockholder has agreed to pay to the Reporting Person an amount equal to 50% of the Stockholder’s net profit (i) from the sale or other transfer of any Covered Shares pursuant to a Takeover Proposal so long as the agreement with respect to such Takeover Proposal is entered into or consummated within 12 months of the termination of the Voting Agreement, or (ii) from the sale or other transfer of any Covered Shares within 12 months of the termination of the Voting Agreement.

In the Voting Agreement, the Reporting Person also agreed to grant to the Stockholder piggy-back registration rights in respect of the common stock of the Reporting Person it receives in the Merger.

Other than certain specified provisions such as the profit-sharing provision described above, the Voting Agreement will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) the delivery of written notice of termination by the Stockholder to the Reporting Person, following any amendment to the Merger Agreement effected without the prior written consent of the Stockholder which would reduce or change the form of consideration to be paid in the Merger.

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively.

Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Schedule 13D	Page 7 of 10

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) and (b) Immediately prior to the execution of the Voting Agreement, the Reporting Person did not own any shares of Common Stock. However, upon execution of the Voting Agreement as of September 17, 2006, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 12,428,592 shares of Common Stock, representing approximately 38.9% of the Common Stock outstanding as of August 1, 2006 (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 24, 2006). Accordingly, the percentage of the outstanding Common Stock that may be deemed to be beneficially owned by the Reporting Person is approximately 38.9%.

Except as set forth above and for Robert M. Manly, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Issuer Common Stock. Mr. Manly, an Executive Vice President of the Reporting Person and a former officer of the Issuer, has the power to vote and to dispose of 91,203 shares of Common Stock, representing less than 1% of the outstanding Common Stock.

The Reporting Person disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for Mr. Manly or as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock. Mr. Manly has beneficial ownership of 91,203 shares of Common Stock.

(d) Except for Mr. Manly or as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5. Mr. Manly has the right to receive dividends from, and the proceeds from the sale of, 91,203 shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Schedule 13D	Page 8 of 10

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1.	Agreement and Plan of Merger, dated as of September 17, 2006, among Smithfield Foods, Inc., KC2 Merger Sub, Inc. and Premium Standard Farms, Inc. (incorporated by reference to Exhibit 2.1 to Smithfield Foods, Inc.’s Current Report on Form 8-K dated September 20, 2006, and hereby incorporated herein by reference.)

2.	Voting Agreement, dated as of September 17, 2006, among Smithfield Foods, Inc., ContiGroup Companies, Inc. and Premium Standard Farms, Inc. (incorporated by reference to Exhibit 99.1 to Smithfield Foods, Inc.’s Current Report on Form 8-K dated September 20, 2006, and hereby incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2006

Signatures:	SMITHFIELD FOODS, INC.

	By:	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

SCHEDULE I

Smithfield Foods, Inc.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Smithfield Foods, Inc., 200 Commerce Street, Smithfield, VA 23430, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

C. Larry Pope	President and Chief Executive Officer

Joseph W. Luter, III	Consultant and Chairman of the Board

Wendell H. Murphy	Private Investor

Ray A. Goldberg	Moffett Professor of Agriculture and Business, Emeritus, Harvard Business School; Director, Gold Kist Holdings Inc.

John T. Schwieters	Vice Chairman, Perseus L.L.C.; Director, Manor Care, Inc., Danaher Corporation and Choice Hotels International, Inc.

Melvin O. Wright	Self-employed

Robert L. Burrus, Jr.	Chairman and Partner, McGuireWoods LLP

Hon. Carol T. Crawford	Attorney

Frank S. Royal, M.D.	Physician; Director, HCA Inc., SunTrust Banks, Inc., Chesapeake Corporation, Dominion Resources, Inc. and CSX Corporation
Executive Officers

C. Larry Pope	President and Chief Executive Officer

Richard J.M. Poulson	Executive Vice President

Robert W. Manly	Executive Vice President

Daniel G. Stevens	Vice President and Chief Financial Officer

Joseph W. Luter, IV	President of Smithfield Packing

Jerry H. Goodwin	President of Murphy-Brown

Joseph B. Sebring	President of John Morrell

Richard V. Vesta	President of Packerland Holdings and President of Moyer Packing

George H. Richter	President of Farmland Foods

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement and Plan of Merger, dated as of September 17, 2006, among Smithfield Foods, Inc., KC2 Merger Sub, Inc. and Premium Standard Farms, Inc. (incorporated by reference to Exhibit 2.1 to Smithfield Foods, Inc.’s Current Report on Form 8-K dated September 20, 2006, and hereby incorporated herein by reference.)

2.	Voting Agreement, dated as of September 17, 2006, among Smithfield Foods, Inc., ContiGroup Companies, Inc. and Premium Standard Farms, Inc. (incorporated by reference to Exhibit 99.1 to Smithfield Foods, Inc.’s Current Report on Form 8-K dated September 20, 2006, and hereby incorporated herein by reference.)